
June 17, 2015

Via E-mail
Mr. Michael B. Haines
Chief Financial Officer
Retail Opportunity Investments Corp.
8905 Towne Centre Drive, Suite 108
San Diego, CA 92122

> **Re: Retail Opportunity Investments Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 1-33749**
>
> **Retail Opportunity Investments Partnership, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 333-189057-01**

Dear Mr. Haines:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 35

1.   We note you have recorded a gain on consolidation of joint venture for 2013 and 2012. In future periodic filings, please revise your reconciliation of Net income attributable to ROIC to FFO-basic and FFO-diluted to include an adjustment to exclude such gains.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Real Estate Investments, page 57

2.   We note your disclosure regarding your accounting policy for acquired intangible assets and liabilities. Specifically, we note your disclosure that the fair values associated with below-market rental renewal options are determined based on the Company's experience and the relevant facts and circumstances that existed at the time of the acquisitions. Please provide us with additional details regarding your evaluation of below-market rental renewal options. Your response should include, but not necessarily be limited to, whether or not you use a threshold in your evaluation. To the extent you use thresholds, please tell us how you concluded that these thresholds are appropriate and tell us the potential impact to your financial statements if you were to conclude that all below market fixed rate renewal options would be exercised.

Form 8-K filed April 29, 2015

Exhibit 99.1 Earnings Release, dated April 29, 2015

3.   We note that you present same-center cash net operating income (NOI) in your earnings releases. It appears that same-center cash NOI is a non-GAAP measure. Please revise future earnings releases to include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for this measure. In your response, please provide an example of your proposed disclosure.

4.   In addition to above, please tell us whether you consider same-center cash NOI a key performance indicator. To the extent you consider this measure to be a key performance indicator, please confirm that you will include this measure and the related Item 10(e) disclosures within your future periodic filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant